Exhibit 99.1

FEMSA Announces Second Quarter 2020 Results

Monterrey, Mexico, July 24, 2020 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the second quarter of 2020.

COVID-19 UPDATE:

•	We have kept our people and customer’s health and safety as our first priority. Our more than 25,000 vulnerable employees, and most of our administrative personnel remain safe at home, collaborating remotely when possible. We have increased availability of required protective equipment at most of our locations, and we have continued to successfully implement strict social distancing and health risk prevention policies across our operations, helping us in turn to ensure business continuity under a safe environment for our employees and customers. On the financial liquidity front, we continue to operate our business-specific cash control towers with a focus on cash preservation, with good results.

FINANCIAL SUMMARY FOR THE SECOND QUARTER AND FIRST SIX MONTHS 2020
Change vs. same period last year
	Revenues		Gross Profit		Income from Operations		Same-Store Sales
	2Q20	YTD20	2Q20	YTD20	2Q20	YTD20	2Q20	YTD20
FEMSA CONSOLIDATED	(10.7%)	(3.1%)	(9.1%)	(1.6%)	(37.5%)	(18.9%)
FEMSA COMERCIO
Proximity Division	(8.0%)	0.7%	(8.2%)	2.4%	(65.8%)	(36.3%)	(12.4%)	(4.0%)
Health Division	2.5%	10.4%	5.2%	10.6%	(23.9%)	(9.2%)	(9.8%)	(8.3%)
Fuel Division	(48.6%)	(25.9%)	(30.4%)	(13.9%)	(82.0%)	(51.8%)	(49.3%)	(27.0%)
COCA-COLA FEMSA	(10.2%)	(6.5%)	(13.7%)	(7.8%)	(19.1%)	(10.1%)

Eduardo Padilla, FEMSA’s CEO, commented:

“The second quarter was extremely challenging across our operations, although there were differences in performance among business units. At OXXO, we saw a meaningful impact from continuing lack of consumer mobility, that translated into soft performance for most of our categories and consumer occasions, and the challenge was compounded by the lack of beer supply that only began to recover in the month of June. Our Health Division fared better, as demand for its products remained high but sales were constrained by strict mobility restrictions imposed on consumers, particularly in our key South American markets. The Fuel Division was impacted most, as vehicle utilization fell quickly and drastically, however it is also the retail operation that seems to be rebounding faster, from a deeper trough. For its part, Coca-Cola FEMSA was quite resilient, leveraging its execution capabilities to once again adapt to consumer needs and minimize the negative impact of the downturn.

Having said all that, our team continues to execute at a high level in very complex environments, and we continue to focus on the safety and health of our people and our customers above all else. Looking ahead, we are seeing a very tentative recovery that will probably take a long time, and we expect uncertainty to remain a factor for a while. However, we do expect the environment to gradually evolve from a lockdown-driven, mobility-challenged downturn, into a more traditional economy-driven one. Neither is good, but we have more levers to use and are more familiar with economy and income-driven slowdowns. In any scenario, we will continue to work hard to make the best of the current situation, and to identify and pursue opportunities that might emerge, as is often the case with crises.”

1

Results are compared to the same period of previous year

femsa consolidateD

FEMSA CONSOLIDATED					CONSOLIDATED BALANCE SHEET
2Q20 Financial Summary
(Millions of Ps.)					(Millions of Ps.)

	2Q20	2Q19	Var.	Org.	As of June 30, 2020	Ps.	US$ [3]
Revenues	114,514	128,213	(10.7%)	(14.3%)	Cash	140,240	6,076
Income from Operations	7,456	11,936	(37.5%)	(40.4%)	Short-term debt	38,659	1,675
Income from Operations Margin (%)	6.5	9.3	-280 bps		Long-term debt [4]	174,014	7,539
Operative Cash Flow (EBITDA)	15,136	18,982	(20.3%)	(23.3%)	Net debt [4]	72,433	3,138
Operative Cash Flow (EBITDA) Margin (%)	13.2	14.8	-160 bps
Net Income	(10,775)	8,508	N.S.

Total revenues decreased 10.7% in 2Q20 compared to 2Q19, reflecting the impact of the COVID-19 pandemic across our business units. On an organic1 basis, total revenues declined 14.3%.

Gross profit declined 9.1%. Gross margin expanded 60 basis points, mainly driven by expansion at FEMSA Comercio’s Health and Fuel Divisions, offset by a contraction at Coca-Cola FEMSA and FEMSA Comercio’s Proximity Division.

Income from operations decreased 37.5%. On an organic1 basis, income from operations decreased 40.4%. Consolidated operating margin decreased 280 basis points to 6.5% of total revenues, reflecting margin contraction at all our business units.

Income tax was Ps. 5,733 million in 2Q20, reflecting the main component of an extraordinary payment agreed with the Mexican tax authority as previously reported during the quarter.

Net consolidated income decreased significantly to a Ps. 10,775 million loss, driven by: i) lower income from operations; ii) higher other non-operating expenses, including Ps. 3,233 million of ancillary charges related to the extraordinary tax payment referenced above as well as impairments, including for certain assets at Coca-Cola FEMSA and the closure of our Specialty’s Cafe and Bakery operations; and iii) a negative impact due to FEMSA’s participation in Heineken’s results.

Net majority loss was Ps. 3.27 per FEMSA Unit2 and US$1.42 per FEMSA ADS.

Capital expenditures amounted to Ps. 4,384 million, reflecting reduced investments at most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2020 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for June 30, 2020 was 23.0821 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt. Excludes long-term leases.

July 24, 2020	2

FEMSA COMERCIO – Proximity DIVISION

FEMSA COMERCIO – PROXIMITY DIVISION
2Q20 Financial Summary
(Millions of Ps. except same-stores sales)

	2Q20	2Q19	Var.
Same-store sales (thousands of Ps.)	700	800	(12.4%)
Revenues	43,409	47,190	(8.0%)
Income from Operations	1,584	4,633	(65.8%)
Income from Operations Margin (%)	3.6	9.8	-620 bps
Operative Cash Flow (EBITDA)	4,628	7,067	(34.5%)
Operative Cash Flow (EBITDA) Margin (%)	10.7	15.0	-430 bps

Total revenues decreased 8.0% in 2Q20 compared to 2Q19, reflecting a 12.4% average same-store sales decrease, driven by a 24.1% decline in store traffic reflecting reduced customer mobility and significant beer shortages, partially offset by an increase of 15.4% in average customer ticket, reflecting a shift in our sales mix towards home consumption categories and SKUs in connection to the COVID-19 pandemic. During the quarter, OXXO’s store base contracted by 40 units including temporary closures,1 to reach a total of 19,558 OXXO stores as of June 30, 2020. This figure reflects the addition of 950 total net new store openings for the last twelve months.

Gross profit reached 39.7% of total revenues, reflecting a negative sales mix effect reflecting beer shortages and consumer behavior changes in connection to the COVID-19 pandemic, partially offset by growth in the services category including income from financial services, which has proved resilient through the crisis.

Income from operations amounted to 3.6% of total revenues reflecting operating deleverage. Operating expenses increased 10.7% to Ps. 15,658 million, mainly reflecting: i) our continuing initiative to strengthen the compensation structure of key in-store personnel, including the gradual shift from commission-based store teams to employee-based teams; and ii) higher investments in IT programs and infrastructure.

1 This figure includes 159 new store openings, 85 store re-openings, 24 definitive closures and 260 temporary closures due to the COVID-19 pandemic.

July 24, 2020	3

FEMSA COMERCIO – HEALTH DIVISION

2Q20 Financial Summary
(Millions of Ps. except same-stores sales)

	2Q20	2Q19	Var.	Org.
Same-store sales (thousands of Ps.)	1,250	1,385	(9.8%)
Revenues	15,624	15,246	2.5%	(9.1%)
Income from Operations	505	664	(23.9%)	(32.8%)
Income from Operations Margin (%)	3.2	4.4	-120 bps
Operative Cash Flow (EBITDA)	1,418	1,379	2.8%	(10.6%)
Operative Cash Flow (EBITDA) Margin (%)	9.1	9.0	10 bps

Total revenues increased 2.5% in 2Q20 compared to 2Q19. On an organic1 basis, total revenues decreased 9.1% reflecting strict mobility restrictions across our South American operations, that were partially offset by positive trends in our Mexican operations coupled with a positive currency translation effect related to the appreciation of the Chilean and Colombian pesos relative to the Mexican peso. During the quarter, the Health Division’s store base contracted by 7 units including temporary closures,2 to reach a total of 3,189 points of sale across its territories as of June 30, 2020. This figure reflects the addition of 128 net new store openings for the last twelve months. Same-store sales for drugstores decreased an average of 9.8%, reflecting the revenue drivers described above. On a currency-neutral3 basis, total revenues increased 1.2% while same-store sales decreased by 11.1%.

Gross profit represented 30.6% of total revenues, reflecting: i) a positive sales mix effect driven by consumer behavior shifts in connection to the strict mobility restrictions in our operations in South America; ii) more effective collaboration with key supplier partners in our operations in South America; and iii) better margin performance in our operations in Ecuador.

Income from operations amounted to 3.2% of total revenues, reflecting reduced operating leverage. Operating expenses increased 10.1% to Ps. 4,270 million, mainly driven by the Health Division’s organic growth in South America.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 This figure includes 31 new store openings, 22 store re-openings, 26 definitive closures and 34 temporary closures due to the COVID-19 pandemic.

3 Calculated by translating comparable period figures at the foreign currency exchange rates used in the current period.

July 24, 2020	4

FEMSA COMERCIO – FUEL DIVISION

2Q20 Financial Summary
(Millions of Ps. except same-stations sales)

	2Q20	2Q19	Var.
Same-station sales (thousands of Ps.)	3,869	7,633	(49.3%)
Revenues	6,382	12,415	(48.6%)
Income from Operations	51	283	(82.0%)
Income from Operations Margin (%)	0.8	2.3	-150 bps
Operative Cash Flow (EBITDA)	267	547	(51.2%)
Operative Cash Flow (EBITDA) Margin (%)	4.2	4.4	-20 bps

Total revenues decreased 48.6% in 2Q20 compared to 2Q19, reflecting a 49.3% average same-station sales decrease, driven by a 40.6% fall in the average volume reflecting reduced mobility in connection to the COVID-19 pandemic, coupled with a decrease of 14.7% in the average price per liter. During the quarter, the Fuel Division’s station base added 1 unit, to reach a total of 551 points of sale as of June 30, 2020. This figure reflects the addition of 10 total net new stations for the last twelve months.

Gross profit reached 13.3% of total revenues.

Income from operations amounted to 0.8% of total revenues, reflecting operating deleverage. Operating expenses decreased 14.7% to Ps. 798 million, reflecting tight expense control and increased expense efficiencies.

July 24, 2020	5

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED
Financial Summary for the First Six Months
(Millions of Ps.)

	2020	2019	Var.	Org.*
Revenues	236,716	244,371	(3.1%)	(6.4%)
Income from Operations	16,970	20,932	(18.9%)	(21.3%)
Income from Operations Margin (%)	7.2	8.6	-140 bps
Operative Cash Flow (EBITDA)	32,256	34,628	(6.8%)	(9.6%)
Operative Cash Flow (EBITDA) Margin (%)	13.6	14.2	-60 bps
Net Income	(1,669)	12,366	(113.5%)

Total revenues decreased 3.1%, reflecting the impact of the COVID-19 pandemic on our second quarter results across our operations. On an organic basis,1 total revenues decreased 6.4%.

Gross profit decreased 1.6%. Gross margin increased 50 basis points to 37.7% of total revenues, reflecting gross margin expansion at FEMSA Comercio’s Proximity and Fuel Divisions and stable margins at FEMSA Comercio’s Health Division, partially offset by a contraction at Coca-Cola FEMSA.

Income from operations decreased 18.9%. On an organic basis,1 it decreased 21.3%. Our consolidated operating margin decreased 140 basis points to 7.2% of total revenues, reflecting margin contraction across all our business units.

Net consolidated income decreased significantly to a Ps. 1,669 million loss, reflecting: i) lower income from operations; ii) higher taxes and other non-operating expenses reflecting the extraordinary tax payment agreed with the Mexican tax authority during the second quarter; iii) impairments including for certain assets at Coca-Cola FEMSA and the closure of our Specialty’s Café and Bakery operation; iv) higher interest expenses; and v) a negative impact due to FEMSA’s participation in Heineken’s results. These were partially offset by a non-cash foreign exchange gain related to FEMSA’s U.S. dollar-denominated cash position as impacted by the depreciation of the Mexican peso.

Net majority loss per FEMSA Unit2 was Ps. 1.09 (US$.047 per ADS).

Capital expenditures amounted to Ps. 9,693 million, reflecting lower investment levels across all our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2020 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

July 24, 2020	6

femsa comercio – PROXIMITY division

FEMSA COMERCIO – PROXIMITY DIVISION
Financial Summary for the First Six Months
(Millions of Ps. except same-stores sales)

	2020	2019	Var.
Same-store sales (thousands of Ps.)	723	753	(4.0%)
Revenues	89,030	88,440	0.7%
Income from Operations	4,639	7,281	(36.3%)
Income from Operations Margin (%)	5.2	8.2	-300 bps
Operative Cash Flow (EBITDA)	10,376	12,081	(14.1%)
Operative Cash Flow (EBITDA) Margin (%)	11.7	13.7	-200 bps

Total revenues increased 0.7%. OXXO’s same-store sales decreased an average of 4.0%, driven by a 14.0% decrease in store traffic, partially offset by a 11.6% increase in average customer ticket.

Gross profit reached 39.9% of total revenues.

Income from operations amounted to 5.2% of total revenues. Operating expenses increased 12.8% to Ps. 30,843 million.

femsa comercio – health division

FEMSA COMERCIO – HEALTH DIVISION
Financial Summary for the First Six Months
(Millions of Ps. except same-stores sales)

	2020	2019	Var.	Org.*
Same-store sales (thousands of Ps.)	1,272	1,387	(8.3%)
Revenues	30,920	28,004	10.4%	(5.6%)
Income from Operations	890	980	(9.2%)	(22.1%)
Income from Operations Margin (%)	2.9	3.5	-60 bps
Operative Cash Flow (EBITDA)	2,609	2,374	9.9%	(7.3%)
Operative Cash Flow (EBITDA) Margin (%)	8.4	8.5	-10 bps

Total revenues increased by 10.4%. Same-store sales for drugstores decreased by an average of 8.3%, reflecting strict mobility restrictions across our South American operations and a negative currency translation effect related to the depreciation of the Chilean and Colombian pesos compared to the Mexican peso during the first six months of the year, partially offset by positive trends in our operations in Mexico.

Gross profit reached 29.3% of total revenues.

Income from operations amounted to 2.9% of total revenues. Operating expenses increased 13.3% to Ps. 8,183 million.

July 24, 2020	7

FEMSA COMERCIO – FUEL DIVISION

Financial Summary for the First Six Months
(Millions of Ps. except same-stations sales)

	2020	2019	Var.
Same-station sales (thousands of Ps.)	5,230	7,164	(27.0%)
Revenues	17,239	23,268	(25.9%)
Income from Operations	285	591	(51.8%)
Income from Operations Margin (%)	1.7	2.5	-80 bps
Operative Cash Flow (EBITDA)	732	1,082	(32.3%)
Operative Cash Flow (EBITDA) Margin (%)	4.2	4.7	-50 bps

Total revenues decreased 25.9%. Same-station sales decreased an average of 27.0%, reflecting a 21.8% decrease in the average volume and a 6.6% decrease in the average price per liter.

Gross profit reached 11.6% of total revenues.

Income from operations amounted to 1.7% of total revenues. Operating expenses decreased 0.9% to Ps. 1,717 million.

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting http://www.coca-colafemsa.com

July 24, 2020	8

•	On May 15th, 2020, FEMSA announced that it closed the previously announced transaction regarding its investment in a Jan-San, Packaging and Specialized distribution platform in the United States, integrating WAXIE Sanitary Supply and North American Corporation. This transaction was originally announced on March 9, 2020.

•	On May 27th, Specialty’s Cafe and Bakery, a subsidiary of the Company entered into liquidation pursuant to Chapter 7 of the U.S. Bankruptcy Code after receiving approval to do so from its board of directors on May 26th, 2020. Specialty’s had evolved in recent years to cater mainly to office-based customers, opening mostly during work hours on a weekday-only basis. The format proved hard to scale, and growth was modest even before the current COVID-19 crisis. In the context of the pandemic, revenues contracted to unsustainable levels and the business became unviable.

•	On May 29th, 2020, FEMSA announced that it reached an agreement with the Mexican tax authority (the Servicio de Administración Tributaria), to resolve interpretative differences over taxes paid outside of Mexico, without judicial action. Under the agreed terms, FEMSA is paying the amount of Ps. 8,790 million, which is recognized in FEMSA’s financial statements in the second quarter of 2020.

•	On June 25th, 2020, FEMSA announced the successful placement of a US$700 million re-tap to its US-denominated SEC-registered Senior Unsecured Notes due 2050 (“New Notes”), representing an additional issuance to FEMSA’s outstanding US$1,500 million 3.500% Senior Unsecured Notes due 2050 issued on January 16, 2020 (“Initial Notes”), and the outstanding US$300 million re-tap notes issued on February 12, 2020 (“Re-Tap Notes”). The New Notes will be treated as a single class with the Initial Notes and Re-Tap Notes, raising the total outstanding balance to US $2,500 million. The New Notes were priced at 102.620 for an implied yield to maturity of 3.358%. This issuance received credit ratings of A- from Standard & Poor's and A from Fitch Ratings. The proceeds from these issuances will be used for general corporate purposes. At the time of issuance, this represented the largest-ever 30-year US dollar denominated bond offering, and the lowest weighted-average yield for a 30-year dollar issue (3.516%), by a Latin American corporate.

CONFERENCE CALL INFORMATION:
Our Second Quarter 2020 Conference Call will be held on: Friday, July 24, 2020, 10:00 AM Eastern Time (9:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (866) 548 4713; International: +1 (323) 794 2093; Conference Id: 5579690. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.
If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has more than 300,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

July 24, 2020	9

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on June 30, 2020, which was 23.0821 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow

July 24, 2020	10

FEMSA
Consolidated Income Statement
Millions of Pesos

	For the second quarter of:						For the six months of:
	2020	% of rev.	2019	% of rev.	% Var.	% Org.(A)	2020	% of rev.	2019	% of rev.	% Var.	% Org.(A)
Total revenues	114,514	100.0	128,213	100.0	(10.7)	(14.3)	236,716	100.0	244,371	100.0	(3.1)	(6.4)
Cost of sales	70,970	62.0	80,317	62.6	(11.6)		147,369	62.3	153,579	62.8	(4.0)
Gross profit	43,544	38.0	47,896	37.4	(9.1)		89,347	37.7	90,792	37.2	(1.6)
Administrative expenses	5,263	4.6	4,810	3.8	9.4		10,278	4.3	9,519	3.9	8.0
Selling expenses	30,165	26.3	30,203	23.6	(0.1)		61,162	25.8	58,992	24.1	3.7
Other operating expenses (income), net (1)	660	0.6	947	0.7	(30.3)		937	0.4	1,349	0.6	(30.5)
Income from operations(2)	7,456	6.5	11,936	9.3	(37.5)	(40.4)	16,970	7.2	20,932	8.6	(18.9)	(21.3)
Other non-operating expenses (income)	7,241		12		N.S.		7,098		265		N.S.
Interest expense	4,184		3,493		19.8		9,518		6,970		36.6
Interest income	629		781		(19.5)		1,319		1,528		(13.7)
Interest expense, net	3,555		2,712		31.1		8,199		5,442		50.7
Foreign exchange loss (gain)	207		695		(70.2)		(8,117)		1,879		N.S.
Other financial expenses (income), net.	(83)		38		N.S.		(181)		18		N.S.
Financing expenses, net	3,679		3,445		6.8		(99)		7,339		(101.3)
Income before income tax and participation in associates results	(3,464)		8,479		(140.9)		9,972		13,328		(25.2)
Income tax	5,733	-165.5%	2,174	25.6%	163.7		10,455	105%	4,109	31%	154.4
Participation in associates results(3)	(1,578)		2,203		(171.6)		(1,185)		3,147		(137.7)
(Loss) Consolidated net income	(10,775)		8,508		N.S.		(1,669)		12,366		(113.5)
Net majority income	(11,692)		6,397		N.S.		(3,911)		8,639		(145.3)
Net minority income	917		2,111		(56.6)		2,242		3,727		(39.8)

Operative Cash Flow & CAPEX	2020	% Integral	2019	% Integral	% Inc.	% Org.(A)	2020	% Integral	2019	% Integral	% Inc.	% Org.(A)
Income from operations	7,456	6.5	11,936	9.3	(37.5)	(40.4)	16,970	7.2	20,932	8.6	(18.9)	(21.3)
Depreciation	6,348	5.5	5,705	4.4	11.3		12,476	5.3	11,394	4.7	9.5
Amortization & other non-cash charges	1,332	1.2	1,341	1.1	(0.7)		2,810	1.1	2,302	0.9	22.1
Operative Cash Flow (EBITDA)	15,136	13.2	18,982	14.8	(20.3)	(23.3)	32,256	13.6	34,628	14.2	(6.8)	(9.6)
CAPEX	4,384		6,130		(28.5)		9,693		10,220		(5.2)

(A) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months.
(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.
(2) Income from operations = gross profit - administrative and selling expenses - other operating expenses (income), net.
(3) Mainly represents the equity method participation in Heineken´s and Raizen convenience stores results, net. The equity method due to the effect of issuance of intermediate EEFF was updated in 2019.

July 24, 2020	11

FEMSA
Consolidated Balance Sheet
Millions of Pesos

ASSETS		Jun-20	Dec-19	% Inc.
Cash and cash equivalents		140,240	65,562	113.9
Investments		703	12,366	(94.3)
Accounts receivable		25,850	29,633	(12.8)
Inventories		41,729	41,023	1.7
Other current assets		25,038	23,995	4.3
Total current assets		233,560	172,579	35.3
Investments in shares		112,364	97,470	15.3
Property, plant and equipment, net		115,609	114,513	1.0
Right of use		53,410	52,684	1.4
Intangible assets (1)		164,446	146,562	12.2
Other assets		65,258	53,733	21.4
TOTAL ASSETS		744,647	637,541	16.8

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans		33,566	3,935	N.S.
Current maturities of long-term debt		5,093	12,269	(58.5)
Interest payable		2,048	895	128.8
Current maturities of long-term leases		7,348	7,387	(0.5)
Operating liabilities		110,159	112,048	(1.7)
Total current liabilities		158,214	136,534	15.9
Long-term debt (2)		174,014	95,714	81.8
Long-term leases		48,996	47,292	3.6
Laboral obligations		6,888	6,347	8.5
Other liabilities		33,018	25,903	27.5
Total liabilities		421,130	311,790	35.1
Total stockholders’ equity		323,517	325,751	(0.7)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		744,647	637,541	16.8

	June 30, 2020
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	41.8%	7.1%
U.S. Dollars	34.5%	3.4%
Euros	12.6%	1.8%
Colombian pesos	0.9%	4.5%
Argentine pesos	0.2%	37.7%
Brazilian reais	5.8%	9.1%
Chilean pesos	3.2%	3.7%
Uruguayan Pesos	1.0%	12.1%
Total debt	100.0%	5.3%

Fixed rate (2)	80.5%
Variable rate (2)	19.5%

DEBT MATURITY PROFILE	2020	2021	2022	2023
% of Total Debt	11.2%	6.9%	1.1%	16.7%

(1) Includes mainly the intangible assets generated by acquisitions.
(2) Includes the effect of derivative financial instruments on long-term debt.

July 24, 2020	12

FEMSA Comercio - Proximity Division Results of Operations
Millions of Pesos

	For the second quarter of:					For the six months of:
	2020	% of rev.	2019	% of rev.	% Var.	2020	% of rev.	2019	% of rev.	% Var.
Total revenues	43,409	100.0	47,190	100.0	(8.0)	89,030	100.0	88,440	100.0	0.7
Cost of sales	26,167	60.3	28,408	60.2	(7.9)	53,548	60.1	53,804	60.8	(0.5)
Gross profit	17,242	39.7	18,782	39.8	(8.2)	35,482	39.9	34,636	39.2	2.4
Administrative expenses	1,367	3.1	1,081	2.3	26.5	2,654	3.0	2,083	2.4	27.4
Selling expenses	13,937	32.2	12,994	27.5	7.3	27,809	31.3	25,149	28.5	10.6
Other operating expenses (income), net	354	0.8	74	0.2	N.S.	380	0.4	123	0.1	N.S.
Income from operations	1,584	3.6	4,633	9.8	(65.8)	4,639	5.2	7,281	8.2	(36.3)
Depreciation	2,591	6.0	2,291	4.9	13.1	5,105	5.7	4,517	5.1	13.0
Amortization & other non-cash charges	453	1.1	143	0.3	N.S.	632	0.8	283	0.4	123.3
Operative cash flow (EBITDA)	4,628	10.7	7,067	15.0	(34.5)	10,376	11.7	12,081	13.7	(14.1)
CAPEX	1,693		2,670		(36.6)	3,948		4,500		(12.3)

Information of OXXO Stores
Total stores						19,558		18,608		5.1
Stores Mexico						19,308		18,420		4.8
Stores South America						250		188		33.0

Net new conveniences stores: (2)
vs. Last quarter	(40)		375		(110.7)
Year-to-date	228		609		(62.6)
Last-twelve-months	950		1,312		(27.6)

Same-store data: (1)
Sales (thousands of pesos)	700.4		799.8		(12.4)	723.1		753.5		(4.0)
Traffic (thousands of transactions)	16.8		22.1		(24.1)	18.5		21.5		(14.0)
Ticket (pesos)	41.8		36.2		15.4	39.1		35.1		11.6

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.
(2) This figure includes 159 new store openings, 85 store re-openings, 24 definitive closures and 260 temporary closures due to the COVID-19 pandemic.

July 24, 2020	13

FEMSA Comercio - Health Division Results of Operations
Millions of Pesos

	For the second quarter of:						For the six months of:
	2020	% of rev.	2019	% of rev.	% Var.	% Org.(A)	2020	% of rev.	2019	% of rev.	% Var.	% Org.(A)
Total revenues	15,624	100.0	15,246	100.0	2.5	(9.1)	30,920	100.0	28,004	100.0	10.4	(5.6)
Cost of sales	10,849	69.4	10,705	70.2	1.3		21,847	70.7	19,802	70.7	10.3
Gross profit	4,775	30.6	4,541	29.8	5.2		9,073	29.3	8,202	29.3	10.6
Administrative expenses	868	5.6	719	4.7	20.7		1,666	5.4	1,240	4.4	34.4
Selling expenses	3,377	21.6	3,117	20.4	8.3		6,463	20.8	5,928	21.2	9.0
Other operating expenses (income), net	25	0.2	41	0.3	(39.0)		54	0.2	54	0.2	-
Income from operations	505	3.2	664	4.4	(23.9)	(32.8)	890	2.9	980	3.5	(9.2)	(22.1)
Depreciation	782	5.0	642	4.2	21.8		1,443	4.7	1,240	4.4	16.4
Amortization & other non-cash charges	131	0.9	73	0.4	79.5		276	0.8	154	0.6	79.2
Operative cash flow (EBITDA)	1,418	9.1	1,379	9.0	2.8	(10.6)	2,609	8.4	2,374	8.5	9.9	(7.3)
CAPEX	363		304		19.4		737		595		23.9

Information of Stores
Total Stores(1)							3,189		3,061		4.2
Stores Mexico							1,275		1,196		6.6
Stores South America(1)							1,914		1,865		2.6

Net new stores: (3)
vs. Last quarter	(7)		677		(101.0)
Year-to-date	28		700		(96.0)
Last-twelve-months	128		810		(84.2)

Same-store data: (2)
Sales (thousands of pesos)	1,249.8		1,385.3		(9.8)		1,271.7		1,387.1		(8.3)

(A) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months.
(1) Includes GPF Adquisition
(2) Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.
(3) This figure includes 31 new store openings, 22 store re-openings, 26 definitive closures and 34 temporary closures due to the COVID-19 pandemic.

July 24, 2020	14

FEMSA Comercio - Fuel Division Results of Operations
Millions of Pesos

	For the second quarter of:					For the six months of:
	2020	% of rev.	2019	% of rev.	% Var.	2020	% of rev.	2019	% of rev.	% Var.
Total revenues	6,382	100.0	12,415	100.0	(48.6)	17,239	100.0	23,268	100.0	(25.9)
Cost of sales	5,533	86.7	11,196	90.2	(50.6)	15,237	88.4	20,944	90.0	(27.2)
Gross profit	849	13.3	1,219	9.8	(30.4)	2,002	11.6	2,324	10.0	(13.9)
Administrative expenses	71	1.1	49	0.4	44.9	107	0.6	92	0.4	16.3
Selling expenses	722	11.3	834	6.7	(13.4)	1,604	9.3	1,571	6.8	2.1
Other operating expenses (income), net	5	0.1	53	0.4	(90.6)	6	-	70	0.3	(91.4)
Income from operations	51	0.8	283	2.3	(82.0)	285	1.7	591	2.5	(51.8)
Depreciation	206	3.2	208	1.7	(1.0)	429	2.5	411	1.8	4.4
Amortization & other non-cash charges	10	0.2	56	0.4	(82.1)	18	-	80	0.4	(77.5)
Operative cash flow (EBITDA)	267	4.2	547	4.4	(51.2)	732	4.2	1,082	4.7	(32.3)
CAPEX	110		122		(9.5)	213		244		(12.8)

Information of OXXO GAS Service Stations
Total service stations						551		541		1.8
Net new service stations
vs. Last quarter	1		1		-
Year-to-date	6		2		N.S.
Last-twelve-months	10		42		(76.2)

Volume (million of liters) total stations	420		698		(39.8)	1,041		1,314		(20.7)

Same-stations data: (1)
Sales (thousands of pesos)	3,868.7		7,632.9		(49.3)	5,229.5		7,163.8		(27.0)
Volume (thousands of liters)	255.6		430.1		(40.6)	316.9		405.5		(21.8)
Average price per liter	15.1		17.7		(14.7)	16.5		17.7		(6.6)

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

July 24, 2020	15

Coca-Cola FEMSA
Resultados de Operación
Millones de pesos

	For the second quarter of:					For the six months of:
	2020	% of rev.	2019	% of rev.	% Var.	2020	% of rev.	2019	% of rev.	% Var.
Total revenues	43,075	100.0	47,978	100.0	(10.2)	88,341	100.0	94,444	100.0	(6.5)
Cost of sales	24,000	55.7	25,876	53.9	(7.2)	48,592	55.0	51,349	54.4	(5.4)
Gross profit	19,075	44.3	22,102	46.1	(13.7)	39,749	45.0	43,095	45.6	(7.8)
Administrative expenses	1,882	4.4	2,172	4.5	(13.4)	3,733	4.2	4,385	4.6	(14.9)
Selling expenses	11,748	27.3	12,864	26.9	(8.7)	24,399	27.6	25,578	27.1	(4.6)
Other operating expenses (income), net	315	0.7	728	1.5	(56.7)	763	0.9	1,063	1.1	(28.2)
Income from operations	5,130	11.9	6,338	13.2	(19.1)	10,854	12.3	12,070	12.8	(10.1)
Depreciation	2,324	5.4	2,218	4.6	4.8	4,577	5.2	4,493	4.8	1.9
Amortization & other non-cash charges	767	1.8	625	1.3	22.7	1,864	2.1	1,193	1.2	56.2
Operative cash flow (EBITDA)	8,221	19.1	9,180	19.1	(10.4)	17,295	19.6	17,756	18.8	(2.6)
CAPEX	1,788		2,407		(25.7)	3,867		3,961		(2.4)

Sales volumes
(Millions of unit cases)
Mexico and Central America	521.7	66.8	554.7	66.0	(6.0)	998.0	63.4	1,032.7	63.1	(3.4)
South America	85.6	11.0	103.1	12.3	(17.0)	196.8	12.5	208.8	12.8	(5.7)
Brazil	173.5	22.2	183.1	21.8	(5.2)	379.5	24.1	395.5	24.2	(4.1)
Total	780.8	100.0	840.9	100.0	(7.1)	1,574.3	100.0	1,637.0	100.0	(3.8)

July 24, 2020	16

FEMSA
Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	2Q 2020	LTM(1) Mar-20	Jun-20		Dec-19
			Per USD	Per MXN	Per USD	Per MXN
Mexico	-0.82%	3.43%	22.97	1.0000	18.85	1.0000
Colombia	0.33%	2.88%	3,758.91	0.0061	3,277.14	0.0058
Brazil	-0.78%	1.99%	5.48	4.1949	4.03	4.6754
Argentina	7.10%	44.34%	70.46	0.3260	59.89	0.3147
Chile	0.02%	2.55%	816.36	0.0281	744.62	0.0253
Euro Zone	-0.48%	-0.14%	0.88	26.1085	0.89	21.1223

(1) LTM = Last twelve months.

July 24, 2020	17

Coca-Cola FEMSA Announces Results for the Second Quarter and First Six Months of 2020

Mexico City, July 22, 2020, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the second quarter and the first six months of 2020.

SECOND QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes decreased 7.2% driven mainly by COVID-19 lockdowns and social distancing measures implemented across our territories.
•	Total revenues decreased 10.2%, while comparable revenues decreased 8.6%. Our pricing initiatives were offset by unfavorable price-mix effects across our markets coupled with unfavorable currency translation effects from most of our operating currencies in South America.
•	Operating income decreased 19.1%, while comparable operating income decreased 17.6%. Declining PET costs, favorable hedging initiatives and operating expense efficiencies were offset by unfavorable price-mix effects, higher concentrate costs and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated costs.
•	Majority net income decreased 39.4%, driven mainly by impairments recognized in other non-operating expenses of Ps. 903 million. Excluding these effects, majority net income would have decreased 18.3%.
•	Underscoring the Company’s solid financial position, cash from operations was Ps. 18,140 million, up 14% versus the previous year. In addition, as compared to the first quarter 2020, our cash position increased to Ps. 41,473 million including the payment of the first installment of dividends during early May.
•	Earnings per share[1] were Ps. 0.13 (Earnings per unit were Ps. 1.01 and per ADS were Ps. 10.07).

FINANCIAL SUMMARY FOR THE SECOND QUARTER AND FIRST SIX MONTHS OF 2020
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		2Q 2020	YTD 2020	2Q 2020	YTD 2020	2Q 2020	YTD 2020	2Q 2020	YTD 2020
As Reported	Consolidated	(10.2%)	(6.5%)	(13.7%)	(7.8%)	(19.1%)	(10.1%)	(39.4%)	(23.5%)
	Mexico & Central America	(5.6%)	(1.7%)	(4.8%)	(0.1%)	3.7%	6.9%
	South America	(17.3%)	(12.7%)	(29.5%)	(19.4%)	(76.0%)	(39.1%)

Comparable (2)	Consolidated	(8.6%)	(2.8%)	(12.5%)	(4.5%)	(17.6%)	(6.5%)
	Mexico & Central America	(8.8%)	(3.9%)	(7.9%)	(2.2%)	1.8%	5.4%
	South America	(8.3%)	(1.1%)	(21.9%)	(8.6%)	(73.0%)	(30.1%)

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“Our second quarter results underscore the tremendous effort and commitment of all of Coca-Cola FEMSA employees, as well as our organization’s ability to execute in the face of dire conditions. Our Mexico operation consistently delivered a resilient volume performance, while in Brazil and Colombia our volume improved significantly after a challenging start to the quarter. Moreover, our business in Guatemala continued to grow and we managed to strengthen our competitive position and our cash flow generation. Importantly, our rollout of digital initiatives and our ability to implement aggressive savings and efficiencies were crucial to expand margins in our Mexico and Central America division. As a result, despite significant currency headwinds and the overall challenging environment that mostly impacted our South America division, our consolidated operating cash flow margin for the quarter remained flat as compared to the previous year.

While many countries are starting to ease lockdowns and show early signs of recovery, the COVID-19 pandemic continues to have an important impact on people’s lives. Accordingly, at Coca-Cola FEMSA we have continued to support our employees and communities through several initiatives. Even in these times of immediate concern, we continue to focus on our long-term strategy. We are confident that we have the right objectives and capabilities to emerge a stronger Coca-Cola FEMSA, committed to creating sustainable value for all of our stakeholders for years to come.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 18 of 34

RECENT DEVELOPMENTS

COVID-19 Update

•	As the COVID-19 pandemic continues to evolve, the Company remains focused on developing and implementing a set of initiatives intended at successfully navigating the crisis. Despite the unprecedented levels of uncertainty and volatility and after a challenging start of the second quarter, our markets started to show signs of recovery across categories, channels, and presentations. Customers have been gradually reopening, as social distancing measures and lockdowns have been relaxing. The Company remains confident that it has the right capabilities and that its initiatives are accelerating its path to recovery. These initiatives include, among others:

o	Collaborators: Protecting our employees’ health and ensuring the continuity of our operations is paramount. Accordingly, we have implemented safety measures in all of our facilities and processes to respond to any suspicion of infections and to prevent virus spread.
o	Clients: We continue leveraging our digital capabilities through the implementation of our omnichannel strategies, which have opened new channels of communication with our customers. These platforms include WhatsApp for Business as a contactless selling method, combined with a URL and app based platform. Importantly, the company continues to provide protective gear to clients in order to support their safe reopening.
o	Consumers: We are strengthening our value proposition via returnables and magic price points across key markets and channels. Additionally, we are reinforcing our direct to home routes, which have grown 30% compared to the previous year. Our revenues through food aggregators and other B2C channels are also growing importantly.
o	Communities: As a social response to the current environment, we are collaborating with authorities to communicate preventive measures in our advertising spaces, networks and on the labels of some of our products. In addition, we have donated beverages and protective equipment, COVID-19 tests in Brazil, and joined forces with other organizations to set up temporary health centers.
o	Cash Flow: Our Fuel for Growth efficiency program, which started its implementation in 2019, is enabling us to face the pandemic as a leaner and more agile organization. We continue to focus on strengthening our cash position by reducing discretionary expenses, and generating operating expense efficiencies. Additionally, we reduced and postponed part of our CAPEX, focusing on immediate needs for business continuity. In addition, during the first quarter, the Company incurred in short-term financing for Ps. 11,143 million as a preventive measure to reinforce its cash position. As of the 30 June 2020, the Company had a cash position of Ps. 41,473 million.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 19 of 34

Other Recent Developments

•	During the second quarter of 2020, Coca-Cola FEMSA became the first Mexican company to receive the approval of the Science Based Targets Initiative (SBTi) for its greenhouse gas (GHG) emissions reduction targets. The targets established by the Company for its operations (scopes 1 and 2) are consistent with reductions required to meet the goals of the Paris Agreement and limit global warming to well-below 2ºC.

•	Coca-Cola FEMSA joined the new S&P/BMV Total Mexico ESG Index. The index is an evolution of the Sustainable IPC Index to an indicator that evaluates environmental, social, and corporate governance practices. The inclusion of Coca-Cola FEMSA in the S&P/BMV Total Mexico ESG Index was the result of the development of corporate policies, and the establishment of a code of ethics and sustainability activities, projects and initiatives that contribute to the achievement of the UN’s Sustainable Development Goals (SDGs).

•	On May 5, 2020, Coca-Cola FEMSA paid the first installment of the 2019 dividend in the amount of Ps. 0.6075 per share. A total cash distribution of more than Ps. 5,100 million pesos for the first installment.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 20 of 34

CONSOLIDATED SECOND QUARTER RESULTS

CONSOLIDATED SECOND QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2020	2Q 2019	Δ%	Δ%
Total revenues	43,075	47,978	(10.2%)	(8.6%)
Gross profit	19,075	22,102	(13.7%)	(12.5%)
Operating income	5,130	6,338	(19.1%)	(17.6%)
Operating cash flow (2)	8,221	9,180	(10.4%)	(9.1%)

Volume decreased 7.2% to 780.7 million unit cases, driven mainly by COVID-19 lockdowns and social distancing measures across our markets. This decrease was driven mainly by volume declines in South America, partially offset by a resilient performance in Mexico and Brazil and volume growth in Guatemala.

Total revenues decreased 10.2% to Ps. 43,075 million, driven mainly by volume declines, an unfavorable price-mix effect and the negative translation effect resulting from the depreciation of most of our operating currencies in South America as compared to the Mexican Peso. These factors were partially offset by pricing and revenue management initiatives across our territories. On a comparable basis, total revenues would have decreased 8.6%.

Gross profit decreased 13.7% to Ps. 19,075 million and gross margin contracted 180 basis points to 44.3%. A more favorable raw material environment, our revenue management initiatives and our currency hedging strategies were offset by i) unfavorable price-mix effects; ii) higher concentrate costs in Mexico; iii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, due to the temporary decision to suspend such tax credits; and iv) the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have decreased 12.5%.

Operating income decreased 19.1% to Ps. 5,130 million, and operating margin contracted 130 basis points to 11.9%. This decrease was driven mainly by a gross profit decline, partially offset by labor, maintenance and marketing expense efficiencies across our operations. In addition, the same period of the previous year included restructuring severance payments related to our Fuel for Growth efficiency program. On a comparable basis, excluding currency translation effects, our operating income would have decreased 17.6%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 21 of 34

Comprehensive financing result recorded an expense of Ps. 1,268 million, compared to an expense of Ps. 1,559 million in the same period of 2019.

This quarter the Company had a reduction in its interest expense, net, as compared to the same period of 2019. This decrease was driven mainly by the prepayment of our U.S. dollar-denominated bond due 2023, partially offset by new short-term financing incurred during the first quarter of 2020, as a preventive measure to reinforce the Company’s cash position. In addition, the Company recorded a foreign exchange gain of Ps. 8 million—driven mainly by the positive mark- to-market from cross currency swaps that were benefited by the appreciation of the Mexican Peso during the quarter. These effects were partially offset by our cash exposure in U.S. dollars that was negatively impacted by the appreciation of the Mexican Peso, as compared to the first quarter of the year. Finally, a gain of Ps. 81 million in monetary position in inflationary subsidiaries was recognized as compared to a loss of Ps. 36 million during the same period of 2019.

Income tax as a percentage of income before taxes was 32.6% as compared to 24.3% during the same period of the previous year. This increase was driven mainly by impairments recognized during the second quarter of 2020 as compared with the same period of the previous year, which included certain tax efficiencies and ongoing efforts to reduce non-deductible items across our operations.

Net income attributable to equity holders of the company reached Ps. 2,115 million as compared to Ps. 3,487 million during the same period of the previous year. This decline was driven mainly by impairments recognized in other non-operating expenses of Ps. 903 million related to our non-carbonated beverage joint venture in Brazil and our dairy joint venture in Panama. Earnings per share1 were Ps. 0.13 (Earnings per unit were Ps. 1.01 and per ADS were Ps. 10.07.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 22 of 34

CONSOLIDATED FIRST SIX MONTHS RESULTS

CONSOLIDATED FIRST SIX MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2020	YTD 2019	Δ%	Δ%
Total revenues	88,341	94,444	(6.5%)	(2.8%)
Gross profit	39,749	43,095	(7.8%)	(4.5%)
Operating income	10,854	12,070	(10.1%)	(6.5%)
Operating cash flow (2)	17,295	17,756	(2.6%)	0.9%

Volume decreased 3.8% to 1,574.3 million unit cases in the first six months of 2020 as compared to the same period of 2019, driven mainly by the enforcement of lockdowns and social distancing measures related to the COVID-19 pandemic during the second quarter.

Total revenues decreased 6.5% to Ps. 88,341 million in the first six months of 2020 as compared to the same period of 2019, driven mainly by an unfavorable price-mix effect, and an unfavorable currency translation resulting from the depreciation of most of our operating currencies into Mexican Pesos. These factors were partially offset by pricing and revenue management initiatives. On a comparable basis, total revenues would have decreased 2.8%.

Gross profit decreased 7.8% to Ps. 39,749 million in the first six months of 2020 as compared to the same period of 2019, and gross margin contracted 60 basis points to 45.0%. A more favorable raw material environment, our revenue management initiatives and our currency hedging strategies were offset by i) unfavorable price-mix effects; ii) higher concentrate costs in Mexico; iii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, due to the temporary decision to suspend such tax credits; and iv) the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have decreased 4.5%.

Operating income decreased 10.1% to Ps. 10,854 million in the first six months of 2020 as compared to the same period of 2019, and operating margin contracted 50 basis points to 12.3%. Labor, maintenance, and marketing expense efficiencies coupled with tax reclaims in Brazil, were offset mainly by a gross profit decline. In addition, the same period of the previous year included restructuring severance payments related to our Fuel for Growth efficiency program. On a comparable basis, operating income would have decreased 6.5%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 23 of 34

Comprehensive financing result recorded an expense of Ps. 3,467 million during the first six months of 2020 compared to an expense of Ps. 3,153 million in the same period of 2019.

Interest expense, net, recorded an increase during the first six months driven mainly by a one-time interest expense related to the prepayment of our U.S. dollar denominated bond due 2023, related to our successful debt refinancing initiatives performed during the first quarter. In addition, the Company incurred short-term financing, as a preventive measure to reinforce the Company’s cash position. These effects were partially offset by debt prepayments.

This increase was partially offset by a foreign exchange gain of Ps. 493 million, as our cash exposure to U.S. dollars was positively impacted by the depreciation of the Mexican Peso, and a gain in monetary position in inflationary subsidiaries of Ps. 175 million as compared to losses in the same period of 2019.

Income tax as a percentage of income before taxes was 31.5% as compared to 28.2% during the first six months of the previous year. This increase was driven mainly by impairments recognized during the second quarter of 2020.

Net income attributable to equity holders of the company reached Ps. 4,658 million in the first six months of 2020 as compared to Ps. 6,088 million during the same period of the previous year. This decline was driven by a one-time increase in our interest expense of Ps. 1,475 million, due to the prepayment of our U.S. dollar-denominated bond due 2023 coupled with impairments recognized in other non-operating expenses of Ps. 903 million related to our non-carbonated beverage joint venture in Brazil and our dairy joint venture in Panama. Earnings per share1 were Ps. 0.28 (Earnings per unit were Ps. 2.22 and earnings per ADS were Ps. 22.17).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 24 of 34

MEXICO & CENTRAL AMERICA DIVISION SECOND QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2020	2Q 2019	Δ%	Δ%
Total revenues	27,380	29,008	(5.6%)	(8.8%)
Gross profit	13,480	14,166	(4.8%)	(7.9%)
Operating income	4,696	4,527	3.7%	1.8%
Operating cash flow (2)	6,482	6,285	3.1%	0.5%

Volume decreased 6.0% to 521.6 million unit cases, driven by a decrease in most of our markets, which were impacted by lockdowns and social distancing measures related to the COVID-19 outbreak. These declines were partially offset by volume growth in Guatemala.

Total revenues decreased 5.6% to Ps. 27,380 million, driven by volume declines and an unfavorable price-mix effect. These effects were partially offset by volume growth in Guatemala, pricing and revenue management initiatives, and a favorable currency translation effect from all of our operating currencies in Central America as translated into Mexican Pesos. On a comparable basis, total revenues would have decreased 8.8%.

Gross profit decreased 4.8% to Ps. 13,480 million and gross margin increased 40 basis points driven mainly by lower PET costs, our pricing initiatives and our currency hedging strategies. These factors were partially offset by an unfavorable price-mix effect and higher concentrate costs in Mexico. On a comparable basis, gross profit would have decreased 7.9%.

Operating income increased 3.7% to Ps. 4,696 million and operating margin expanded 160 basis points to 17.2% during the period, driven mainly by operating expense efficiencies as labor, maintenance and marketing expenses. In addition, the same period of the previous year included restructuring severance payments related to our Fuel for Growth efficiency program. On a comparable basis, operating income would have increased 1.8%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 25 of 34

SOUTH AMERICA DIVISION SECOND QUARTER RESULTS

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2020	2Q 2019	Δ%	Δ%
Total revenues	15,695	18,970	(17.3%)	(8.3%)
Gross profit	5,595	7,937	(29.5%)	(21.9%)
Operating income	434	1,811	(76.0%)	(73.0%)
Operating cash flow (2)	1,739	2,895	(39.9%)	(33.0%)

Volume decreased 9.5% to 259.1 million unit cases, driven by a volume decrease across our territories as a result of lockdowns and social distancing measures related to the outbreak of COVID-19.

Total revenues decreased 17.3% to Ps. 15,695 million, driven mainly by a decrease in volumes, unfavorable price-mix effects and an unfavorable currency translation effect resulting from the depreciation of most of our operating currencies in the division as compared to the Mexican Peso. These effects were partially offset by pricing and revenue management initiatives. On a comparable basis, total revenues would have decreased 8.3%.

Gross profit decreased 29.5% to Ps. 5,595 million, and gross margin contracted 620 basis points to 35.6%. This is a result of volume declines and unfavorable price-mix effects, coupled with higher concentrate costs in Brazil related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, due to our temporary decision to suspend such tax credits. In addition, our gross profit was impacted by the depreciation of the average exchange rate of all of our operating currencies in the division as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by declining PET costs and currency hedging initiatives. On a comparable basis, gross profit would have decreased 21.9%.

Operating income decreased 76.0% to Ps. 434 million, resulting in a margin contraction of 670 basis points driven mainly by a gross profit decline coupled with lower fixed expense absorption related to top-line declines and unfavorable price-mix effects. These effects were partially offset by labor and marketing expense efficiencies. On a comparable basis, operating income would have decreased 73.0%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 26 of 34

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g. a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 27 of 34

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 261 million. With over 80 thousand employees, the Company markets and sells approximately 3.4 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 28 of 34

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	3,636.9		5,012.5		-27.4%	-27.4%	8,288.0		9,850.2		-15.9%	-15.8%
Volume (million unit cases)	780.7		840.9		-7.2%	-7.2%	1,574.3		1,637.0		-3.8%	-3.8%
Average price per unit case	50.56		52.82		-4.3%		51.18		52.83		-3.1%
Net revenues	42,944		47,672		-9.9%		87,821		93,909		-6.5%
Other operating revenues	131		306		-57.3%		520		535		-2.8%
Total revenues (2)	43,075	100.0%	47,978	100.0%	-10.2%	-8.6%	88,341	100.0%	94,444	100.0%	-6.5%	-2.8%
Cost of goods sold	24,000	55.7%	25,876	53.9%	-7.3%		48,593	55.0%	51,349	54.4%	-5.4%
Gross profit	19,075	44.3%	22,102	46.1%	-13.7%	-12.5%	39,749	45.0%	43,095	45.6%	-7.8%	-4.5%
Operating expenses	13,630	31.6%	15,036	31.3%	-9.4%		28,132	31.8%	29,963	31.7%	-6.1%
Other operative expenses, net	206	0.5%	655	1.4%	-68.6%		522	0.6%	968	1.0%	-46.1%
Operative equity method (gain) loss in associates(3)	109	0.3%	73	0.2%	49.0%		241	0.3%	95	0.1%	155.2%
Operating income (5)	5,130	11.9%	6,338	13.2%	-19.1%	-17.6%	10,854	12.3%	12,070	12.8%	-10.1%	-6.5%
Other non operative expenses, net	997	2.3%	(3)	0.0%	NA		990	1.1%	73	0.1%	1265.6%
Non Operative equity method (gain) loss in associates (4)	(25)	-0.1%	3	0.0%	NA		(98)	-0.1%	(31)	0.0%	216.6%
Interest expense	1,625		1,732		-6.2%		4,691		3,475		35.0%
Interest income	269		300		-10.3%		556		551		0.9%
Interest expense, net	1,356		1,433		-5.3%		4,136		2,924		41.4%
Foreign exchange loss (gain)	(8)		91		NA		(493)		199		NA
Loss (gain) on monetary position in inflationary subsidiries	(81)		36		NA		(175)		30		NA
Market value (gain) loss on financial instruments	1		(0)		NA		(1)		(0)		NA
Comprehensive financing result	1,268		1,559		-18.7%		3,467		3,153		9.9%
Income before taxes	2,889		4,779		-39.5%		6,494		8,875		-26.8%
Income taxes	969		1,181		-17.9%		2,091		2,519		-17.0%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	1,920		3,598		-46.6%		4,403		6,357		-30.7%
Net income attributable to equity holders of the company	2,115	4.9%	3,487	7.3%	-39.4%		4,658	5.3%	6,088	6.4%	-23.5%
Non-controlling interest	(195)	-0.5%	111	0.2%	NA		(256)	-0.3%	269	0.3%	NA

Operating Cash Flow & CAPEX	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	5,130	11.9%	6,338	13.2%	-19.1%		10,854	12.3%	12,070	12.8%	-10.1%
Depreciation	2,324		2,218		4.8%		4,577		4,493		1.9%
Amortization and other operative non-cash charges	767		625		22.8%		1,864		1,193		56.3%
Operating cash flow (5)(6)	8,221	19.1%	9,180	19.1%	-10.4%	-9.1%	17,295	19.6%	17,756	18.8%	-2.6%	0.9%
CAPEX	1,788		2,407		-25.7%		3,867		3,961		-2.4%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 and 16 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, Leão Alimentos, and Estrella Azul, among others.
(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.
(5)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(6)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(7)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 29 of 34

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,346.7		3,060.6		-23.3%	-23.3%	4,943.0		5,749.0		-14.0%	-14.0%
Volume (million unit cases)	521.6		554.7		-6.0%	-6.0%	998.0		1,032.7		-3.4%	-3.4%
Average price per unit case	52.45		52.28		0.3%		52.98		52.09		1.7%
Net revenues	27,363		29,001				52,875		53,789
Other operating revenues	17		7				29		42
Total Revenues (2)	27,380	100.0%	29,008	100.0%	-5.6%	-8.8%	52,904	100.0%	53,831	100.0%	-1.7%	-3.9%
Cost of goods sold	13,899	50.8%	14,842	51.2%			26,970	51.0%	27,884	51.8%
Gross profit	13,480	49.2%	14,166	48.8%	-4.8%	-7.9%	25,933	49.0%	25,946	48.2%	-0.1%	-2.2%
Operating expenses	8,614	31.5%	9,130	31.5%			17,185	32.5%	17,686	32.9%
Other operative expenses, net	128	0.5%	422	1.5%			515	1.0%	535	1.0%
Operative equity method (gain) loss in associates (3)	42	0.2%	87	0.3%			103	0.2%	123	0.2%
Operating income (4)	4,696	17.2%	4,527	15.6%	3.7%	1.8%	8,131	15.4%	7,603	14.1%	6.9%	5.4%
Depreciation, amortization & other operating non-cash charges	1,786	6.5%	1,758	6.1%			3,955	7.5%	3,454	6.4%
Operating cash flow (4)(5)	6,482	23.7%	6,285	21.7%	3.1%	0.5%	12,085	22.8%	11,057	20.5%	9.3%	7.3%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 and 16 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle and Estrella Azul, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	1,290.2		1,951.8		-33.9%	-33.9%	3,345.1		4,101.2		-18.4%	-18.4%
Volume (million unit cases)	259.1		286.2		-9.5%	-9.5%	576.3		604.3		-4.7%	-4.7%
Average price per unit case	46.75		53.88		-13.2%		48.05		54.10		-11.2%
Net revenues	15,581		18,671				34,946		40,120
Other operating revenues	114		299				492		493
Total Revenues (2)	15,695	100.0%	18,970	100.0%	-17.3%	-8.3%	35,438	100.0%	40,614	100.0%	-12.7%	-1.1%
Cost of goods sold	10,100	64.4%	11,034	58.2%			21,622	61.0%	23,465	57.8%
Gross profit	5,595	35.6%	7,937	41.8%	-29.5%	-21.9%	13,815	39.0%	17,149	42.2%	-19.4%	-8.6%
Operating expenses	5,016	32.0%	5,906	31.1%			10,947	30.9%	12,277	30.2%
Other operative expenses, net	77	0.5%	233	1.2%			7	0.0%	433	1.1%
Operative equity method (gain) loss in associates (3)	67	0.4%	(14)	-0.1%			139	0.4%	(29)	-0.1%
Operating income (4)	434	2.8%	1,811	9.5%	-76.0%	-73.0%	2,723	7.7%	4,467	11.0%	-39.1%	-30.1%
Depreciation, amortization & other operating non-cash charges	1,305	8.3%	1,084	5.7%			2,487	7.0%	2,232	5.5%
Operating cash flow (4)(5)	1,739	11.1%	2,895	15.3%	-39.9%	-33.0%	5,210	14.7%	6,699	16.5%	-22.2%	-11.3%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 and 16 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 30 of 34

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Jun-20	Dec-19	% Var.	Liabilities & Equity	Jun-20	Dec-19	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	17,247	11,485	50%
	41,473	20,491	102%	Suppliers	16,213	19,832	-18%
Total accounts receivable	9,185	15,476	-41%	Short-term leasing Liabilities	493	483
Inventories	9,967	10,538	-5%	Other current liabilities	24,130	19,210	26%
Other current assets	9,833	10,291	-4%	Total current liabilities	58,083	51,010	14%
Total current assets	70,458	56,796	24%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	74,039	58,492	27%
Property, plant and equipment	111,820	109,170	2%	Long Term Leasing Liabilities	817	900
Accumulated depreciation	(50,544)	(47,982)	5%	Other long-term liabilities	13,079	17,752	-26%
Total property, plant and equipment, net	61,276	61,188	0%	Total liabilities	146,018	128,154	14%
Right of use assets	1,225	1,381	-11%	Equity
Investment in shares	8,491	9,751	-13%	Non-controlling interest	5,829	6,751	-14%
Intangible assets and other assets	109,339	112,050	-2%	Total controlling interest	120,054	122,934	-2%
Other non-current assets	21,112	16,673	27%	Total equity	125,883	129,685	-3%
Total Assets	271,901	257,839	5%	Total Liabilities and Equity	271,901	257,839	5%

	June 30, 2020
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	68.0%	26.6%	7.3%
U.S. Dollars	13.2%	0.0%	2.8%
Colombian Pesos	2.1%	16.3%	4.6%
Brazilian Reals	13.8%	0.4%	9.1%
Uruguayan Pesos	2.4%	0.0%	12.1%
Argentine Pesos	0.6%	0.0%	37.7%
Total Debt	100%	9.7%	7.2%
(1) After giving effect to cross- currency swaps and financial leases.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	LTM 2020	FY 2019	Δ%
Net debt including effect of hedges (1)(3)	43,474	49,784	-12.7%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.19	1.34
Operating cash flow/ Interest expense, net (1)	4.18	6.55
Capitalization (2)	45.7%	37.2%
(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 31 of 34

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	2Q 2020					2Q 2019					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	346.5	15.9	76.5	27.0	465.9	357.1	28.3	77.6	31.5	494.5	-5.8%
Central America	50.6	1.5	0.1	3.6	55.8	51.6	3.2	0.1	5.4	60.2	-7.4%
Mexico and Central America	397.1	17.4	76.6	30.5	521.6	408.7	31.4	77.8	36.8	554.7	-6.0%
Colombia	46.5	2.0	3.6	2.1	54.3	48.6	5.8	4.6	3.2	62.2	-12.7%
Brazil (3)	157.4	5.7	1.8	8.7	173.5	157.9	10.4	1.6	13.1	183.1	-5.2%
Argentina	19.7	1.2	1.2	1.2	23.2	25.5	3.1	0.9	2.0	31.6	-26.5%
Uruguay	7.4	0.6	-	0.1	8.1	8.6	0.7	-	0.1	9.4	-13.5%
South America	230.9	9.6	6.5	12.0	259.1	240.6	20.0	7.1	18.4	286.2	-9.5%
TOTAL	628.0	27.0	83.1	42.6	780.7	649.3	51.5	84.8	55.2	840.9	-7.2%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	2Q 2020				2Q 2019				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,709.5	118.0	171.1	1,998.6	2,112.7	181.6	265.6	2,559.8	-21.9%
Central America	303.6	12.2	32.3	348.2	414.2	24.5	62.1	500.8	-30.5%
Mexico and Central America	2,013.1	130.2	203.4	2,346.7	2,526.9	206.1	327.7	3,060.6	-23.3%
Colombia	236.4	25.0	17.0	278.4	352.8	77.8	33.9	464.5	-40.1%
Brazil (3)	773.1	44.0	76.1	893.3	1,047.8	91.6	117.5	1,256.9	-28.9%
Argentina	72.9	5.9	7.1	85.9	147.4	19.5	15.9	182.8	-53.0%
Uruguay	27.8	3.4	1.4	32.6	43.8	3.0	0.8	47.6	-31.5%
South America	1,110.3	78.3	101.6	1,290.2	1,591.7	191.9	168.2	1,951.8	-33.9%
TOTAL	3,123.4	208.5	305.0	3,636.9	4,118.6	398.0	495.8	5,012.5	-27.4%

Revenues
Expressed in million Mexican Pesos	2Q 2020	2Q 2019	Δ %
Mexico	22,504	24,474	-8.1%
Central America	4,876	4,534	7.5%
Mexico and Central America	27,380	29,008	-5.6%
Colombia	2,606	3,220	-19.1%
Brazil (4)	11,406	13,265	-14.0%
Argentina	1,066	1,731	-38.4%
Uruguay	617	754	-18.2%
South America	15,695	18,970	-17.3%
TOTAL	43,075	47,978	-10.2%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps.3,467.9 million for the second quarter of 2020 and Ps.3,253.3 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g. a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 32 of 34

COCA-COLA FEMSA
YTD - VOLUME, TRANSACTIONS & REVENUES

Volume
	YTD 2020					YTD 2019					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	647.9	37.1	144.7	55.5	885.1	661.6	50.2	143.6	60.7	916.1	-3.4%
Central America	99.8	4.4	0.3	8.4	112.9	99.7	6.2	0.3	10.4	116.6	-3.2%
Mexico and Central America	747.7	41.5	145.0	63.9	998.0	761.3	56.4	144.0	71.1	1,032.7	-3.4%
Colombia	96.7	8.4	8.7	5.9	119.7	94.3	12.1	9.3	6.8	122.5	-2.3%
Brazil (3)	331.9	21.2	4.7	21.8	379.5	342.6	24.9	4.0	24.0	395.5	-4.0%
Argentina	47.0	5.0	2.6	3.9	58.5	52.9	6.9	1.9	4.6	66.3	-11.8%
Uruguay	16.5	1.9	-	0.2	18.6	18.2	1.7	-	0.1	20.0	-7.0%
South America	492.0	36.5	15.9	31.8	576.3	508.0	45.6	15.2	35.5	604.3	-4.6%
TOTAL	1,239.7	78.0	160.9	95.7	1,574.3	1,269.2	102.0	159.2	106.6	1,637.0	-3.8%

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	YTD 2020				YTD 2019				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	3,484.6	276.6	385.1	4,146.2	3,940.1	371.2	471.6	4,782.9	-13.3%
Central America	679.0	34.4	83.4	796.7	797.3	47.7	121.1	966.1	-17.5%
Mexico and Central America	4,163.5	311.0	468.5	4,943.0	4,737.4	418.9	592.8	5,749.0	-14.0%
Colombia	584.7	104.7	54.1	743.5	686.2	162.6	73.5	922.3	-19.4%
Brazil (3)	1,865.0	175.3	207.6	2,247.9	2,228.7	216.4	247.5	2,692.6	-16.5%
Argentina	215.0	28.0	25.5	268.4	307.4	43.0	33.3	383.7	-30.0%
Uruguay	74.0	8.6	2.6	85.2	93.9	7.2	1.5	102.6	-17.0%
South America	2,738.7	316.5	289.8	3,345.1	3,316.2	429.2	355.8	4,101.2	-18.4%
TOTAL	6,902.3	627.5	758.3	8,288.0	8,053.6	848.1	948.5	9,850.2	-15.9%

Revenues
Expressed in million Mexican Pesos	YTD 2020	YTD 2019	Δ %
Mexico	43,571	45,049	-3.3%
Central America	9,333	8,782	6.3%
Mexico and Central America	52,904	53,831	-1.7%
Colombia	5,779	6,409	-9.8%
Brazil (4)	25,374	28,778	-11.8%
Argentina	2,890	3,774	-23.4%
Uruguay	1,394	1,653	-15.7%
South America	35,438	40,614	-12.7%
TOTAL	88,341	94,444	-6.5%

(3)	Volume and transactions in Brazil do not include beer.
(4)	Brazil includes beer revenues of Ps. 7,254 million for the first six months of 2020 and Ps. 7,419.9 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g. a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q20 Results July 22, 2020	Page 33 of 34

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	2Q20	YTD
Mexico	3.43%	-0.82%	0.51%
Colombia	2.88%	0.33%	1.85%
Brazil	1.99%	-0.78%	0.08%
Argentina	44.34%	7.10%	15.23%
Costa Rica	0.38%	-0.96%	-0.32%
Panama	-0.79%	-0.02%	-0.04%
Guatemala	2.39%	2.27%	1.59%
Nicaragua	3.44%	0.72%	1.75%
Uruguay	11.06%	3.73%	7.20%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	2Q20	2Q19	Δ %	YTD 20	YTD 19	Δ %
Mexico	23.36	19.12	22.2%	21.61	19.17	12.7%
Colombia	3,847.63	3,239.81	18.8%	3,692.48	3,187.08	15.9%
Brazil	5.39	3.92	37.5%	4.92	3.84	28.2%
Argentina	67.68	43.96	54.0%	64.59	41.53	55.5%
Costa Rica	575.52	595.98	-3.4%	574.89	602.97	-4.7%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.70	7.67	0.4%	7.69	7.70	-0.1%
Nicaragua	34.21	32.92	3.9%	34.09	32.73	4.2%
Uruguay	43.13	34.85	23.8%	41.36	33.84	22.2%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Jun-20	Jun-19	Δ %	Mar-20	Mar-19	Δ %
Mexico	22.97	19.17	19.8%	23.51	19.38	21.3%
Colombia	3,758.91	3,205.67	17.3%	4,064.81	3,174.79	28.0%
Brazil	5.48	3.83	42.9%	5.20	3.90	33.4%
Argentina	70.46	42.46	65.9%	64.47	43.35	48.7%
Costa Rica	583.49	583.64	0.0%	587.37	602.36	-2.5%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.70	7.71	-0.1%	7.68	7.68	0.0%
Nicaragua	34.34	33.12	3.7%	34.09	32.72	4.2%
Uruguay	42.21	35.18	20.0%	32.39	28.76	12.6%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 1Q20 Results July 22, 2020	Page 34 of 34